SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayers’ ID. (CNPJ): 01.832.635/0001-18

Company Registry No. (NIRE): 35.300.150.007

Publicly-Held Company – CVM No. 016390

Av. Jurandir, n.° 856, Lote 4, 1º Andar, Jardim Ceci, São Paulo/SP, CEP 04072-000

MANUAL FOR PARTICIPATING IN

THE EXTRAORDINARY SHAREHOLDERS’ MEETING

MAY 3, 2012 AT 10:30 A.M.

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Dear Sirs,

TAM S.A. (“Company”), to keep you informed of the agenda to be deliberated at the Extraordinary Shareholders' Meeting (“Meeting”) to be held on May 3, 2012, at 10:30 a.m., at the Company’s headquarters located at Av. Jurandir n.° 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, in the city and state of São Paulo, has provided in this Manual all the information and documents necessary for Shareholders to participate in the Meeting.

We also wish to inform that the following documents are available for Shareholders at the Company’s headquarters during business hours, and the Investor Relations website (www.tam.com.br/ri) as well as the websites of BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br): (i) call notice for the Shareholders’ Meeting; (ii) management’s proposal relating to the matters on the agenda; (iii) Manual for Participating at the Extraordinary Shareholders’ Meeting, which contains all additional information required by CVM Rules 480/09 and 481/09 regarding the matter to be examined and discussed.

We look forward to the participation of all our Shareholders.

São Paulo, April 18, 2012.

Líbano Miranda Barroso

Chief Financial and Investor Relations Officer

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CONTENTS

Call Notice	4
Management’s Proposal	6

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TAM S.A.

Corporate Taxpayer’s ID. (CNPJ/MF): 01.832.635/0001-18

Company Registry No. (NIRE): 35.300.150.007

Publicly-Held Company – CVM No. 016390

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TAM S.A. (“Company”) are hereby invited to meet at 10:30 a.m. on May 3, 2012, at the Company’s headquarters located at Av. Jurandir, n. 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, in the city and state of São Paulo, to resolve on the following agenda:

(a) to resolve on bringing forward the vesting period for the two hundred thirty thousand (230,000) preferred stock options granted to the CEO, Marco Antonio Bologna, as part of the Company’s Stock Option Plan approved at the Extraordinary Shareholders’ Meeting held on November 3, 2010. Said options will become exercisable on the date of this Meeting if the advancement is approved.

(b) to authorize the Executive Board to take all the measures needed to carry out the resolutions taken here.

The following documents are available to shareholders at the Company’s headquarters during business hours, and its Investor Relations website (www.tam.com.br/ri) as well as the websites of BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br): (i) call notice for the Shareholders’ Meeting; (ii) management’s proposal relating to the matters on the agenda; (iii) Manual for Participating at the Extraordinary Shareholders’ Meeting, which contains all additional information required by CVM Rules 480/09 and 481/09 regarding the matter to be examined and discussed.

General Instructions:

In accordance with Article 126 of Law 6,404/76, as amended, shareholders or their legal representatives or proxies may participate in the meeting, provided the shares are registered in the shareholders’ name at Itaú Unibanco S.A., the depositary institution for the Company’s shares, up to twenty-four (24) hours before the date specified in this Call Notice, as determined by the Company's Bylaws.

Shareholders should arrive for the Meeting before the scheduled time, with the following documents:

•           Identification document and a statement issued by the depositary institution specifying their shareholding interest;

•           If shareholders are unable to attend the Meeting, they may be represented by proxy, subject to laws and the Company’s Bylaws; and

•           In order to expedite the process and facilitate the Meeting proceedings, the proof of share ownership and power of attorney may, at the Shareholders’ discretion, be submitted at the Company’s headquarters preferably two (2) days before the date of the Shareholders’ Meeting.

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Further information may be obtained from the Investor Relations website (www.tam.com.br/ri).

São Paulo, April 18, 2012.

MARIA CLÁUDIA OLIVEIRA AMARO

Chairwoman of the Board of Directors

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MANAGEMENT’S PROPOSAL

Following is the matter to be discussed at the Extraordinary Shareholders’ Meeting and the management’s respective proposal:

(a) to resolve on bringing forward the vesting period for the two hundred thirty thousand (230,000) preferred stock options granted to the CEO, Marco Antonio Bologna, as part of the Company’s Stock Option Plan approved at the Extraordinary Shareholders’ Meeting held on November 3, 2010. Said options will become exercisable on the date of this Meeting.

At resolved at the Board of Directors’ Meeting held on April 13, 2012, the Board Members recommended bringing forward the vesting period for the two hundred thirty thousand (230,000) preferred stock options granted to the CEO, Marco Antonio Bologna, given the widely announced merger of the Company with LAN Airlines S.A., which will result in the creation of LATAM Airlines Group S.A. and include a public offer for a stock swap for the cancellation of the Company’s registration as a publicly-held Company and its consequent delisting from Level 2 Corporate Governance of BM&FBOVESPA.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.